Delaware Group Tax-Free Fund
100 Independence, 610 Market Street
Philadelphia, Pennsylvania 19106-2354

Delaware Distributors, L.P.
100 Independence, 610 Market Street
Philadelphia, Pennsylvania 19106-2354

May 1, 2023

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Jeff Long and Jaea Hahn

Re:	Delaware Group Tax-Free Fund (Registrant)
File No. 333-270419
File No. 811-03850
Registration Statement on Form N-14 and Request for Acceleration

Dear Mr. Long and Ms. Hahn:

The above referenced Registration Statement on Form N-14, which was filed on March 9, 2023 and amended through a pre-effective amendment on May 1, 2023 (the “Registration Statement”), was filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the purpose of registering Class A, Class C and Institutional Class shares of Delaware Tax-Free USA Fund (the “Acquiring Fund”), a series of the Registrant, that will be issued to shareholders of Delaware Ivy Municipal Bond Fund, a series of Ivy Funds (the “Acquired Fund”), in connection with a transfer of substantially all of the assets of the Acquired Fund to the Acquiring Fund, pursuant to an Agreement and Plan of Reorganization, a form of which was included in the Registration Statement.

On behalf of the above referenced Registrant and its principal underwriter, Delaware Distributors, L.P., and pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the Registrant’s Registration Statement on Form N-14 be accelerated to Tuesday, May 2, 2023, or as soon as practicable thereafter.  A definitive Prospectus/Proxy Statement will be filed and mailed to Acquired Fund shareholders shortly thereafter. It is our understanding that you have previously discussed the possible acceleration of the Registration Statement with Miranda Sturgis and Taylor Brody of Stradley Ronon Stevens & Young, LLP.

Please contact Taylor Brody at (215) 564-8071 or Jonathan Kopcsik at (215) 564-8099 if you have any questions or comments regarding this filing or the acceleration request.

Sincerely,

/s/ Shawn K. Lytle		/s/ Richard Salus
Name:	Shawn K. Lytle	Name:	Richard Salus
Title:	President/Chief Executive Officer	Title:	Senior Vice President
Delaware Group Tax-Free Fund		Delaware Distributors, L.P.